Via EDGAR

August 20, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Biovest International, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File No. 000-11480

Dear Mr. Rosenberg:

Biovest International, Inc. (“Biovest”, or the “Company”) has received your correspondence dated July 27, 2007 regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the above-referenced Form 10-KSB and Form 10-Q of the Company (the “Comment Letter”), and hereby responds as follows:

Comment No. 1:

Your Form 10-Q filed on May 15, 2007 does not contain any significant revisions to the disclosure. With respect to all comments in this letter and in our letter dated March 26, 2007, please provide us the revised disclosure you intend to include in future filings, beginning with your June 30, 2007 Form 10-Q. We believe the disclosure of this transaction should be complete and thorough as to the transaction, the valuation and accounting for each.

Response to Comment No. 1:

Please see our Form 10-Q for the period ended June 30, 2007 filed August 14, 2007 for the revised disclosure for both the New Markets Tax credit transactions closed April 24, 2006 and December 8, 2006. For your convenience, we have attached the revised disclosures hereto as Exhibit A.

Comment No. 2

The first sentence of note 13 indicates that Biovest became the recipient of $3 million in net funds in the NMTC transaction. Please explain to us, and in the proposed revisions to your disclosure, the business purpose of structuring the transaction in the manner it was structured to achieve $3 million of proceeds.

Response to Comment No. 2

The transaction was structured as it was in order to allow the Company to take advantage of the provisions of the New Markets Tax Credit (NMTC) program, which encourages investment in “low-income” neighborhoods. As the Company’s Worcester MA facility is located in a qualifying census tract under NMTC regulations, the Company became aware of the potential to structure a financing transaction in a manner to allow enhancement of the funding, and a resultant decrease in the cost of the capital, through the NMTC structure. Since the Company already had a business presence in this qualifying location, this was viewed as an opportunity to further commit to the Worcester area’s commercial growth while allowing the Company to access an additional source of potential capital funding.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

Comment No. 3

We are continuing to evaluate your consolidation conclusions. Your response to comment 1 suggests that you have concluded that under the voting interest consolidation model (A) the presumption that Biovest’s parent Accentia should directly consolidate Biolender LLC as a result of its direct ownership of approximately 70% of the voting interest in Biolender LLC has been overcome and (B) Biovest should consolidate Biolender, notwithstanding the fact that Biovest only owns approximately 30% of the outstanding voting interest of Biolender LLC. Please tell us if our understanding of your conclusions is correct. If our understanding is correct, we do not believe that the accounting literature you cite, primarily EITF 03-16, provides a sufficient basis for your conclusions. EITF 03-16 clarifies that the guidance in EITF 03-16 which indicates that certain investments in an LLC should be viewed as similar to an investment in a limited partnership only applies to the determination of whether the cost or equity method should be applied to an LLC investment; it does not apply to either an analysis under EITF 96-16 of whether the presumption that Accentia should consolidate Biolender on the basis of Biovest’s contractual rights. In order to facilitate our evaluation of your consolidation conclusion related to Biolender LLC, please provide an EITF 96-16 analysis as to whether the presumption that Accentia should consolidate Biolender LLC is overcome. Your analysis should include, but not be limited to your consideration of the factor cited in EITF 96-16 that if the minority shareholder in an investee is a member of the immediate family of the majority shareholder of the investee, then the rights of the minority shareholder likely would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Your analysis should also summarize the rights and obligations of Accentia and Biovest under the operating agreement and explain why Accentia is unable to control Biolender in light of its ability to control Biovest, which appears to be the sole counterparty to the operating agreement. If you are able to appropriately conclude that the presumption that Accentia should consolidate Biolender has been overcome, please provide an analysis, with citation to supporting authoritative literature, supporting your conclusion that Biovest should, as a result of its contractual rights, consolidate Biolender. In your analysis, please explain to us what consideration you gave to each of the criteria listed in EITF 97-2.

Response to Comment No. 3

In the second and third sentence of your Comment No. 3 above you have requested us to confirm that we have concluded that the presumption that consolidation by Accentia based upon its direct ownership of 70% of the voting interest in Biolender has been overcome. We recognize and note that the usual condition for a controlling financial interest and, accordingly consolidation, as provided in ARB51.2, FAS94.2 and EITF 96-16 is ownership of a majority voting interest. However, as more fully discussed in the next paragraph, Biovest and not Accentia has the majority voting interest in Biolender.

By way of clarification, Biolender is a Limited Liability Company (referred to in the Discussion Section of EITF 96-16 as a “functional equivalent of regular corporations”). Under such an organizational structure, our legal advisors have re-confirmed to us that the Operating Agreement establishes the decision making authority (tantamount to voting rights in such a “functional equivalent”) and the rights and responsibilities of the members. In fact, the Biolender Operating Agreement does not extend any decision making authority (or the “functional equivalent” of voting rights) to Accentia. When we undertook our accounting for this transaction we consulted with counsel on this very point. Rather, the participation of Accentia was largely associated with obtaining additional funding sources through our parent company to accomplish the highly-complicated transaction.

We certainly appreciate that it may appear that Accentia has control of Biolender through its 70% member interest and possibly its majority interest is us. However, Biolender was established as part of the NMTC financing arrangement for our benefit; not Accentia’s, whose financial interest effectively extends to first rights to distributions in amounts limited to their initial investment. We have consolidated Biolender because the governing contracts clearly place the rights, responsibilities, risks and rewards of financial control and ownership with our company. We are a separate reporting public company and we strongly believe that we have a responsibility to our shareholders (including Accentia), other stakeholders and creditors to present our financial statements in accordance with both the provisions and the spirit of ARB 51, as stated in the first paragraph (emphasis added):

“The purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies.”

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

We believe that the consolidation of Biolender with our financial statements is both appropriate under accounting standards and certainly within the spirit of the objective.

We note your objection that EITF 03-16 provides insufficient basis for the consolidation of Biolender; we agree. After reading, reconsidering and discussing pages 30-31 of Exhibit A to our previous submission, we believe that we have confused the matter. In short, we were attempting to prove out consolidation using standards other than ARB51 and FAS94 because we recognized that Biolender was not a corporation in the traditional sense. We had already concluded that ARB51 and FAS94 supported consolidation if we could conclude that an LLC was analogous to a corporation for purposes of consolidation. We were simply looking alternatively at the arrangement as if more akin to a limited partnership wherein Accentia was a limited partner; and not because we believe it is. Rather, we thought we were covering all the bases. In fact, based upon your comments, it’s fairly clear that ARB51 and FAS94 (along with EITF 96-16) are both sufficient and the appropriate standards. We repeat our most recent observation that the Discussion in EITF 96-16 provides that “the guidance is limited to investments in investees that are corporations or analogous entities such as limited liability companies that have governing provisions that are the functional equivalent of regular corporations.”

We retract our reference to EITF 03-16 and any implication that our consolidation conclusion was based thereon. We repeat that our conclusion for consolidation is based upon (i) legal interpretations of our rights under the operating agreement under (ii) the context of ARB51, FAS94 and EITF 96-16.

EITF 96-16:

We have further considered the guidance in EITF 96-16, which affirms Statement 94 that consolidation is appropriate when one entity has a controlling financial interest in another entity and that the usual condition for a controlling financial interest is the ownership of a majority voting interest, but the Statement acknowledges that in some circumstances control does not rest with the majority owner. It further provides that in some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the minority shareholder.

We emphasize that we and not Accentia have effective voting control over Biolender through the Operating Agreement; referred to in the EITF Discussion as “the functional equivalent of regular corporations.” Accordingly, at issue is whether Accentia has substantive veto or other rights that impair our ability to control and consolidate Biolender. We do not believe that they do have such rights, by reference to two sections of the Operating Agreement, as follows:

Section 2.01: The management shall be vested in Biovest (the “manager”); the manager shall have complete discretion, power and authority in the management and control of the business of the Company, shall make all decisions affecting the business of the company and shall manage and control the affairs of the Company to carry out the business and purpose of the Company.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

Section 2.08: The manager may not be terminated, except by “unanimous” approval of all members.

According to these provisions, we make all decisions (functional “voting” control) and we can’t be removed; unless, of course, we agree to being removed. We would not agree to our removal under any circumstances.

Further, EITF 96-16 provides that substantive participating minority rights would overcome the presumption that the investor with the majority voting interest should consolidate its investee. These include selecting, terminating and setting compensation for the management responsible for implementing the investee’s policies and procedures and establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. The Biolender Operating Agreement extends all substantive participation rights to Biovest and no substantive participation rights to Accentia.

We note that Accentia has rights to priority distributions up to its initial investment of $6.0 million. The standard is unclear as to whether such a right rises to a participation right or is simply a protective right. By virtue of analyzing the examples and conditions of each type of right, it would appear that the priority distributions fall in the category of protective rights. We reached this conclusion because participation rights appear to be more relevant to rights related to participation in business affairs and decisions; protective rights appear to be more organizational in nature. That is, protective rights extend to decisions about changes in organization structure. Accentia doesn’t participate in these decisions either. But the original Operating Agreement was structured to provide Accentia with first right to distributions up to its initial investment and that would seem to us to be protective in nature.

EITF 96-16 provides several Factors to Consider in determining whether participating minority rights are substantive rights. You asked us to consider these factors, but specifically the third consideration that applies when the relationship between the majority and minority investors are as related parties, as defined in FAS57.

The third consideration provides that if the minority shareholder of the investee is a member of the immediate family of the majority shareholder of the investee, then the rights of the minority shareholder would likely not overcome the presumption of consolidation by the investor with the majority voting interests in the investee. We concluded that Accentia does not have any participation rights that it may be able to influence through its majority ownership of us. Therefore, consideration as to whether participation rights are substantive isn’t relevant to the consolidation conclusion because there are no such rights.

EITF 97-2:

Please note that Exhibit A in the previous submission was prepared as part of our internal documentation associated with our research and conclusions related to the NMTC Financing Transaction. We provided it to you to assist you in understanding the transaction and how we evaluated the accounting. It may, in fact, include seemingly extraneous information that we considered as we navigated the accounting literature for this complex transaction. In paragraph 2 to our response to Comment No. 1 in your March 26, 2007, we mentioned that the document included our thought process. In fact, our reference to EITF 97-2 on page 29 was simply one of a couple examples of contexts where consolidation was afforded relationships and arrangements where either voting control or ownership may not have been with the consolidating company. While such references helped us put certain elements of the accounting in context, we did not base our conclusions on EITF 97-2. However, we have further addressed the standard as follows since you asked us to do so.

While we are not attempting to consolidate a physician’s practice, we note the Observer’s statement that conclusions reached in the Issue may be applicable to similar arrangements in other industries and that the SEC would consider its guidance when assessing the appropriate accounting for those arrangements. Similar arrangements, the Observer added, would include those circumstances where one entity had a controlling financial interest in another through either a nominee structure or other contractual arrangement.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

The standard appears to provide (as to physician practices and analogously to similar arrangements) for the consolidation of an entity through solely an arrangement that establishes a controlling financial interest (defined in Issue 1). Such an arrangement would be required to meet six conditions that provide for (i) non-cancellable or terminable control over the life of the arrangement (ii) decision making authority, including as to compensation arrangements and (iii) financial interests in the entity as to income and the rights to transference.

We have considered whether this standard could be analogously applied to the Biolender consolidation accounting. While we do not believe that our consolidation rights in Biolender would in any way be impaired under the six aforementioned conditions, unfortunately, we do not believe that application by analogy is appropriate. In developing this conclusion, we consulted with an Issuer that applies the standard in its accounting and public reporting. We were advised that, as eluded to in the preamble of the standard, corporations and certain other entities are precluded “by law” from having equity investments in physician practices and physicians are precluded “by law” from transferring such interests. We do not believe that this is analogous because Biolender was organized under a traditional business structure. There were no legal or regulatory limitations, or reasons that required the establishment of member rights in formal arrangements other than the legal contracts and filings underlying a limited liability company. Since Biolender was established as a traditional organization, existing standards, including those that we have referred to and have discussed herein should be sufficient to draw our conclusions. However, we reemphasize that we did review the six conditions for a controlling financial interest and saw nothing that would impair our rights in any way.

Comment No. 4:

Please refer to your response to our prior comment number six. Specifically, direct us to the accounting for these warrants. It is unclear how you determined that these warrants should be directly deducted from equity, and not expensed in the statement of operations. Please clarify this fact. Also, please provide us in disclosure type format a revised description of these warrants in the consolidated statement of shareholder’s deficit, as the description “stock based compensation” may be confusing. Include in your proposed disclosure what debt deferred financing costs on the balance sheet relate to, quantifying the amount of deferred costs related to each financing. If any deferred costs relate to the NMTC financing explain why deferral is appropriate as you have not accounted for the transaction as debt.

Response to Comment No. 4:

In response to this Comment, we have engaged in extensive review of the several components of the complex transactions which were involved in the accounting treatment to which this Comment refers. In connection with this review, we have consulted with our outside consultants as well as revisiting our internal work papers. In this process, it has become apparent to us that in order to completely respond to this Comment we will need to provide a very detailed breakdown of the various aspects of these transactions so that our response will serve the purpose of providing some clarity with respect to the issues raised by the Staff. Accordingly, we request the Staff’s indulgence to allow us to defer our response with respect to this Comment No. 4, which we plan to provide separately on or before August 27, 2007.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

Comment No. 5.

It does not appear that the $6 million paid by Biovest to Accentia on April 25, 2006 is disclosed here. Please provide to us, using disclosure type format, proposed revisions to your disclosure of this transaction in this note as it appears related to the NMTC transaction. Ensure that all transactions are disclosed along with valuation and the accounting for each transaction.

Response to Comment No. 5

Please see the revision below as it pertains to the $6 million paid by Biovest to Accentia on April 25, 2006, also included in our Form 10-Q for the quarter ended June 30, 2007.

In contemplation of the Transaction Biovest and Biovest’s parent company formed Biolender, LLC as a Delaware limited liability company. On April 21, 2006 Biovest issued a demand note payable to Laurus for the face value of $2.5 million with interest payable monthly at a rate of 2.0% per annum. The proceeds from this note were used to purchase a 29.5% equity investment in Biolender for $2.5 million. Accentia used the proceeds of a $6.0 million intraday loan from First Bank to purchase the remaining 70.5% equity interest in Biolender. On April 27, 2006, the Company redeemed 10 million shares of its common stock owned of record by Accentia for a $6.0 million cash payment which equaled the market price of $0.60 per share. Accentia used the proceeds of the stock redemption to repay its intraday loan due First Bank. Subsequently, on October 31, 2006, the Company entered into a Purchase Agreement with Accentia whereby the Company purchased Accentia’s 70.5% ownership interest in Biolender. In consideration of the sale of this interest in Biolender, the Company issued to Accentia ten million shares of common stock, representing the negotiated value of the purchased interest.

Comment No. 6.

Please provide us in disclosure type format the fair value of the warrants issued to the guarantors and where the amount of expense is included on the statement of operations.

Response to Comment No. 6

The fair value of the warrants issued to the guarantors was computed using the Black-Scholes option pricing model. The Black-Scholes model, using a strike price of $1.00, a share price of $0.65, 7.5 year expected term, 78% volatility, and an annual risk free rate of 4.97% resulted in a fair value of $0.4596 per share multiplied by 1.0 million shares issued or approximately $460,000. This amount is included in interest expense in our Consolidated Statement of Operations.

Comment No. 7

Please clarify in disclosure type format who owns .01% of Biovax Investment LLC. Note 13 and page 25 of Exhibit A indicate Biovax Investment Corp. owns the interest. Page 18 of Exhibit A says Telesis CDE owns the .01% interest. Please confirm who owns the interest and what consideration was given for the interest.

Response to Comment No. 7

Biovax Investment Corp. owns the .01% interest of Biovax Investment LLC. Consideration in the amount of $100 was paid for this interest.

Comment No. 8

Note 13, in the paragraph numbered three, refers to Telesis CDE II, Inc. Please clarify in disclosure type format who this entity is.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

Response to Comment No. 8

We could not find the reference to Telesis CDE II, Inc you refer to. In the last sentence of Note 13, paragraph three we do refer to Telesis CDE II, LLC. Telesis CDE II, LLC is a Community Development Entity that is certified through the U.S. Treasury Department to make Qualified Low-Income Community Investments (“QLICI”), and is owned 99.99% by Biovax Investment, LLC and managed and partially owned (0.01%) by Telesis CDE Corporation, a private financial institution.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

Comment No. 9

In the third paragraph of Note 13 quantify the amount of the “nominal investment” by Telesis CDE Corp.

Response to Comment No.9:

Telesis CDE Corp. paid $1,200 for a 0.01% equity interest in Telesis CDE II, LLC.

Comment No 10.

In your analysis of the variable interest entities on page 23 of Exhibit A clarify what the first “no” for Biolender means. Do you mean “no, the equity risk investment at risk is sufficient.” or “no, the equity risk investment at risk is not sufficient…”

Response to Comment No. 10.

The first step in our FIN46 analysis is described on page 20 under Accounting Standard Overview and sets forth the conditions that need to be met in order to categorize the entity as a Variable Interest Entity. The table on page 24 provides yes and no answers to the question: Does the Entity meet the condition? Accordingly, as to the first line:

Is this condition met – The total equity investment as risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.

Answer – No, this condition for categorizing the entity as a VIE is not met, as to Biolender. Accordingly, the Company did not consider Biolender a VIE but instead consolidated this company based on EITF 96-16 (see response #3).

Comment No. 11

Please refer to your response to our prior comment number eight. Please tell us your rationale for not recognizing a liability for the indemnification in the financial statements within the context of the applicable paragraphs within FIN 45. Further please clarify for us how each of the circumstances identified are within your control.

Response to Comment No. 11:

In our analysis of this transaction we considered Ernst and Young’s “Accounting and Disclosure Requirements for Guarantees”, an interpretation of FIN 45. Page 4 of this publication, first paragraph, last sentence reads “Because the scope of the Interpretation includes only guarantees, contracts with provisions that enable the guarantor to avoid making a payment are not subject to the Interpretation’s provisions.”

In this case, the guarantor is Biovax, Inc. a 100% owned subsidiary of the Company. The provisions included in our previous response number eight, and now included in disclosure on our Form 10-Q for the period ended June 30, 2007 are all within the Company’s control and thus enable the guarantor to avoid making payment. To summarize, the provisions state that Biovax, Inc must:

•	Maintain at least 50% of its tangible property within the qualifying census tract. The Company has control over where its physical assets are located.

•	Derive at least 50% of the services of its employees from within the qualifying census tract. The Company has control over where its employees are located.

•	Limit to 5% the unadjusted bases of property owned that is attributable to collectibles. The Company has control over the property it purchases.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

•

Not operate a golf course, massage parlor, race track, rent residential property, be a bank or other financial institution or discontinue conducting business. The Company has control over which specific business operations it engages or chooses not to engage in.

•

Not have as its predominant business activity the development or holding of intangibles for sale or license. Biovax’s predominant business activity is the clinical trial development of a vaccine to treat Follicular non-Hodgkins Lymphoma. Any changes or additions to the Company’s business activities are within the Company’s control.

•

Generate revenues by April 25, 2009. The Company has control over the products and services it offers and revenues generated therefrom, including without limitation the timing of marketing such products and services.

In addition, NMTC regulations provide a “Safe Harbor” which prevents recapture of the Tax Credits if, at the time of the investment the CDE had a reasonable expectation that the entity receiving the investment would maintain compliance and thus remain a qualified active low-income business. Since the Company’s outside counsel, Nixon Peabody LLP, issued an opinion at closing which included, inter alia, a statement of the basis for such a reasonable expectation of compliance, likelihood of a recapture event triggering a call on the guaranties is considered remote.

Comment No. 12

Explain in disclosure type format why ten million shares of common stock were issued to Accentia on October 31, 2006 instead of as part of the April 2006 NMTC transactions.

Response to Comment No. 12:

On October 31, 2006 the Company and Accentia entered into a transaction whereby the Company purchased from Accentia all of Accentia’s interest in Biolender LLC. This transaction is fully described in the “Subsequent Events” section of our Form 10-K. The agreed-upon compensation for this transaction was issuance to Accentia of ten million shares of the Company’s common stock, as set forth in our disclosure. This transaction was not contemplated at the time of entry into the April 2006 NMTC transaction, was not required by the terms of any agreement entered into in that transaction, and thus was reported and accounted for as a separate transaction.

Comment No. 13

Please provide to us in disclosure to explain the components of the $478,000 Non-controlling interest in loss from variable interest entities on the statement of operations.

Response to Comment No. 13:

The statement of operations for the six months ended March 31, 2007 reflects a Non-controlling interest in loss from variable interest entities. This is comprised of the following:

Net Loss, Biovax Investment, LLC	$131,000
Net Loss, Telesis CDE II, LLC	216,000
Net Loss, St. Louis NMTC Fund II, LLC	131,000

Non-Controlling interest in loss from variable interest entities	478,000

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

We appreciate the Staff’s comments. If you or the Staff have any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554, or our outside counsel, Barry Grossman, Esq. at (212) 370-1300 or bigrossman@egsllp.com.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Chief Financial Officer

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

EXHIBIT A: REVISED NMTC DISCLOSURES

15. New Market Tax Credit Transactions:

On April 25, 2006, the Company through its wholly owned subsidiary, Biovax, Inc. (“Biovax”) closed a financing transaction (“Transaction I”) that was structured in an effort to obtain certain perceived advantages and enhancements from the New Markets Tax Credit (“NMTC”) regulations adopted under the auspices of the United States Department of the Treasury in 2002 to provide incentive for investing in businesses located in “qualifying census tracts,” or areas with a median income below the poverty line. The NMTC was provided for in the Community Renewal Relief Act of 2000 (the “Act”) and permits taxpayers (whether companies or individuals) to claim credits against their Federal income taxes for up to 39% of qualified investments in the equity of Community Development Entities (“CDE”). CDE are privately managed investment institutions that are certified to make Qualified Low-Income Community Investments (“QLICI”). Biovax is a qualified, active low-income business and is eligible to receive investment capital under the NMTC regulations.

The following parties were involved in Transaction I: Accentia Biopharmaceuticals, Inc., Biovest’s majority shareholder (“Accentia”), Biolender, LLC (“Biolender”), Biovax Investment Corp., Biovax Investment, LLC (“Fund”), U.S. Bancorp Community Investment Corporation (“US Bancorp”), Telesis CDE Two, LLC (“CDE”), Telesis CDE Corporation, Biovax, Inc., and Laurus Master Fund, Ltd. (“Laurus”).

Previously, on March 31, 2006 in contemplation of the Transaction, Biovest closed a financing transaction with Laurus pursuant to which Laurus purchased from Biovest a secured promissory note in the principal amount of $7,799,000 (the “Laurus Note”). Under the terms of the Laurus Note, $7.5 million of the principal amount was deposited into a restricted bank account of Biovest (the “Restricted Account”) pursuant to a restricted account agreement between Biovest and Laurus. Accentia, Analytica International, Inc. (formerly The Analytica Group, Inc.) and Laurus also entered into an Amended and Restated Stock Pledge Agreement pledging Accentia’s shares of TEAMM Pharmaceuticals, Inc., Analytica International, Inc., Biovest and others (including AutovaxID and Biolender II, who were added as obligors by way of joinder) to secure the obligations owed to Laurus as a result of the Laurus Note and Transaction.

In contemplation of Transaction I, Biovest and Biovest’s parent company formed Biolender, LLC as a Delaware limited liability company. On April 21, 2006, 2.5 million was released from the Restricted Account created under the Laurus Note. These proceeds were used to purchase a 29.5% equity investment in Biolender for $2.5 million. Accentia used the proceeds of a $6.0 million intraday loan from First Bank to purchase the remaining 70.5% equity interest in Biolender. On April 27, 2006, the Company redeemed 10 million shares of its common stock owned of record by Accentia for a $6.0 million cash payment which equaled the market price of $0.60 per share. Accentia used the proceeds of the stock redemption to repay its intraday loan due First Bank. Subsequently, on October 31, 2006, the Company entered into a Purchase Agreement with Accentia whereby the Company purchased Accentia’s 70.5% ownership interest in Biolender. In consideration of the sale of this interest in Biolender, the Company issued to Accentia ten million shares of common stock, representing the negotiated value of the purchased interest (Note 9).

In contemplation of Transaction I, Biovax Investment, LLC (the “Fund”) was established. U.S. Bancorp invested $3.6 million for a 99% equity interest in the Fund. Biovax Investment Corp., the Fund manager, invested an additional $100 for the remaining 0.01% equity interest. On April 25, 2006, Biolender loaned the Fund $8.5 million pursuant to a 5.18%, annual rate, senior secured, convertible note receivable, due October 27, 2013. Interest on the note is payable as follows: (i) 0.64% interest per annum, non-compounding, shall be payable on the first day of each calendar month until October 27, 2013; and (ii) any remaining accrued and unpaid interest shall be payable in one installment on October 27, 2013. The note is convertible at the option of the fund into shares of the Company’s common stock near the maturity date.

The proceeds received by the Fund from the aforementioned financing transactions were used to make a contemporaneous 99.99% equity investment in Telesis CDE II, LLC ($12 million) and payment for associated management, legal and accounting fees ($0.1 million). The $12 million investment by the Fund to the CDE constituted a qualified equity investment (“QEI”) under the New Markets Tax Credit Program authorized by Section 45D of the Internal Revenue Code of 1986, as amended (the “Code”), resulting in $4.7 million in tax credits.

Telesis CDE II, LLC is a Community Development Entity that is certified through the U.S. Treasury Department to make Qualified Low-Income Community Investments (“QLICI”), and is managed and partially owned (0.01%) by Telesis CDE Corporation, a private financial institution. Telesis CDE Corporation paid $1,200 in consideration for its 0.01% interest in the CDE. Telesis CDE II, LLC, upon receipt of its equity funding, contemporaneously issued $11.5 million to Biovax for a 1.0% convertible promissory note payable, due October 27, 2013. The convertible promissory note is convertible into common stock at the option of Telesis CDE II, LLC within 5 days of the maturity date at a conversion price equaling the then trading market price of the common stock. The overall arrangement provides that in the event Telesis CDE II, LLC converts the note payable, the aforementioned note receivable is subject to immediate conversion at the same conversion price. The Company also issued to Telesis CDE Corporation warrants to purchase 1.2 million shares of the Company’s common stock over a period of nine-years at a fixed price of $1.30. These warrants are reflected as an equity financing cost in stockholders’ equity at a fair value of $517,000 computed using the Black-Scholes option pricing model. Accentia also issued warrants to Telesis CDE Corporation to purchase 0.2 million shares of Accentia’s common stock over a period of seven years at a fixed price of $9.00.

Other salient terms and conditions of Transaction I are as follows:

•

Under an Asset Purchase and Sale Agreement dated as of April 18, 2006, Biovest transferred all or substantially all of the assets of its vaccine manufacturing business situated at 377 Plantation Street, Worcester, Massachusetts (the “Plant” and the assets hereinafter the “Equipment”) and its rights under that certain lease agreement for the Plant and that certain letter of intent with the landlord to potentially lease additional space adjacent to the Plant (collectively the “Leasehold”) to Biovax. As full purchase price for the Equipment, Biovax paid Biovest $1.5 million and assumed certain liabilities, including a portion of a demand note payable to Accentia. In addition, Biovax advanced rental payments for the Leasehold in the amount of $4.5 million. Under the Asset Purchase Agreement, the Company is required to treat the advance as unrestricted and non-segregated funds provided that the Company uses the funds to make all required lease payments. Finally, Biovax also hired all of the Company’s employees that are related to the vaccine manufacturing business and assumed responsibility for all accrued vacation time and the maintenance of existing health and other benefits.

•

The tax credits arising from this transaction were fully assigned to US Bancorp. The Company, its subsidiaries and certain related parties have entered into an indemnification agreement directly with US Bancorp that provides for indemnification in the event of tax credit recapture from events caused by the Company. Biovax, Inc., the Company’s wholly owned subsidiary, is contractually required to maintain the following covenants to avoid tax credit recapture: (i) Biovax shall maintain its status as a qualified active low-income business; (ii) At least fifty percent (50%) of the use of the tangible property of the Biovax (whether owned or leased) will be within the low-income community as defined by Section 45D(e) of the U.S. Tax Code; (iii) At least fifty percent (50%) of the services performed for Biovax by its employees will be within low-income community as defined by Section 45D(e) of the U.S. Tax Code; (iv) Less than five percent (5%) of the average of the unadjusted bases of the property of Biovax will be attributable to collectibles (as defined in Section 408(m)(2) of the Code, and which includes any work of art; any rug or antique; any metal or gem; any stamp or coin; and any alcoholic beverage) other than collectibles that are held primarily for sale to customers in the ordinary course of business; (v) Less than five percent (5%) of the average of the unadjusted bases of the property of Biovax will be attributable to nonqualified financial property (as defined in Section 1397C(e) of the Code and in Section 1.45D-1(d)(4)(i)(E) of the Regulations, and which includes debt, stock, partnership interests, options, futures contracts, forward contracts, warrants, notional principal contracts, annuities and other similar property); (vi) No part of the business activities of Biovax will consist of the operation of any private or commercial golf course, country club, massage parlor, hot tub facility, or suntan facility, race track or other facility used for gambling, or store the principal business of which is the sale of alcoholic beverages for consumption off premises; (vii) No part of Biovax’s business activities will include the rental to others of residential rental property (the term “residential rental property” is defined in Section 168(e)(2)(A) of the Code as meaning any building or structure if eighty percent (80%) or more of the gross rental income from such building or structure for the taxable year is rental income from dwelling units); (viii) The predominant trade or business of Biovax will not include the development or holding of intangibles for sale or license, as provided under Section 1.45D-1(d)(5)(iii) of the Regulations; (ix) Farming (within the meaning of Section 2032A(e)(5)(A) or (B) of the Code) will not be an activity of Biovax; (x) Biovax will generate revenues by the date of April 25, 2009; (xi) Biovax shall not discontinue conducting business, shall not materially change the nature of its business, and shall not materially change the manner in which its business activities are conducted, other than changes in the nature of its business or the manner in which it conducts its business that do not cause the making of the Loan by the Lender to cease to constitute a “qualified low-income community investment” as such term is used in Section 45D of the Code (as determined by the Lender in its good faith judgment and based upon the advice of counsel); (xii) Biovax will not be a bank, credit union or other financial institution; (xiii) Biovax will not maintain a qualified low-income building under Section 42 of the Code; (xiv) Biovax will not become a single-member entity treated as disregarded as separate from its owner for federal income tax purposes, nor be liquidated or merged into another entity without the written consent of Telesis CDE II, LLC; and (xv) Biovax and Biovest will operate consistently with the Asset Purchase and Sale Agreement between Biovax and Biovest, and will not amend such agreement without prior written consent of Telesis CDE II, LLC. An example of an event that would not cause a recapture is changes in the Internal Revenue Code that results in such recapture. The total indemnification amount could be $4.7 million (representing 39% of the $12.0 million qualified investment). However, in accordance with Financial Interpretation 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of the Indebtedness of Others, the conditions and events that could result in recapture are within the Company’s control. Therefore, this potential liability is not reflected in the financial statements.

•

In connection with the NMTC financing, the Company and US Bancorp entered into a put option wherein US Bancorp will have the right to put its investment in the Fund to the Company near the maturity of the instruments at a price of $180,000. The Company has concluded that this contract constitutes a derivative liability that requires accounting recognition at fair value. The Company utilized a probability-based, discounted cash flow approach to value the put. In applying this technique, the Company, on the inception date, concluded that it was probable that US Bancorp would exercise their contractual right to put the investment. Accordingly, the valuation technique provided for the recognition of the full put amount ($180,000) at the present value of its cash flows, using market interest rates that would likely be considered by market participants trading similar instruments. The present value associated with the put option and included in derivative liability in the June 30, 2007 balance sheet is approximately $95,000.

•

The Company, its subsidiaries and certain related parties have entered into a guarantee arrangement with Telesis CDE II, Inc. for the debt service of Biovax. In addition, Accentia has partially guaranteed debt service with limitations established at no greater than $60,000 each year the instrument is outstanding. The Company issued warrants to purchase 1.0 million shares of common stock to the related parties as compensation for their guarantees. The guarantees were treated in a manner similar to contributed service and their fair value of $460,000 was charged to expense upon issuance. The Company also indemnified the guarantors from any claims of any kind to the extent that the guarantors are called upon to pledge funds, assets or collateral in connection with the guarantee being executed.

•

Various legal and accounting fees of $757,000 involved in structuring this transaction were recorded as deferred financing costs and prepaid expenses and will be amortized over a period of seven and one half years, representing the duration of both convertible notes issued by the Fund and Biovax, Inc.

On December 8, 2006, the Company through its wholly owned subsidiary, AutovaxID, Inc. (“AutovaxID”) closed a second New Market Tax Credit financing transaction (“Transaction II”). The following parties were involved in Transaction II: AutovaxID, Accentia, Biolender II, LLC (“Biolender II”), St. Louis New Market Tax Credit Fund II, LLC, St. Louis Development Corp., AutovaxID Investment LLC (“Leverage Fund”), U.S. Bancorp, and Laurus.

On December 8, 2006, Accentia loaned to Biovest $3.1 million pursuant to a Secured Promissory Note (the “Accentia Note”). Under the terms of the Accentia Note, interest shall accrue at a rate equal to prime rate, payable upon demand of Accentia. Biovest shall pay principal and interest as follows: (a) $1.1 million was paid to Accentia upon the closing of the Transaction and (b) the remaining $2.0 million of principal and all accrued and unpaid interest shall be paid by Biovest upon demand by Accentia.

In contemplation of Transaction II, Biovest formed Biolender II, LLC as a Delaware limited liability company. On December 8, 2006, $2.5 million was released from the Restricted Account created under the Laurus Note, which together with the amount loaned to Biovest under the Accentia Note funded the purchase of a 100% equity interest in Biolender II for the benefit of Biovest. The entire equity interest of $5.6 million in Biolender II owned by Biovest has been pledged to Laurus as collateral to secure the Laurus Note.

In contemplation of Transaction II, AutovaxID Investment, LLC was established. U.S. Bancorp invested $2.4 million for a 100% equity interest in the Leverage Fund. Additionally, Biolender II and the Leverage Fund entered into a Loan and Security Agreement pursuant to which Biolender II made a loan to the Leverage Fund in the principal amount of $5.6 million (the “Leverage Loan”), evidenced by a promissory note dated December 8, 2006 payable from the Leverage Fund to Biolender II (the “Leverage Note”). The Leverage Note becomes due on June 9, 2014, and bears an interest rate of 8%, non-compounding. Payment of interest is due annually on the first calendar day of each year through maturity. The outstanding principal amount on the Leverage Loan and any unpaid interest is due on maturity in cash.

The proceeds received by the Leverage Fund from U.S. Bancorp and Biolender II were used to make a contemporaneous 99.99% equity investment in St. Louis New Market Tax Credit Fund II, LLC. The $8.0 million investment by the Leverage Fund to St. Louis New Market Tax Credit Fund II, LLC constituted a qualified equity investment (“QEI”) under the New Markets Tax Credit Program authorized by Section 45D of the Internal Revenue Code of 1986, as amended, resulting in $3.12 million in tax credits which were allocated to U.S. Bancorp. All of the Leverage Fund’s interest in St. Louis New Market Tax Credit Fund II, LLC has been pledged to Biolender II as collateral for the Leverage Loan.

St. Louis New Market Tax Credit Fund II, LLC is a Community Development Entity (“CDE”) that is certified through the U.S. Treasury Department to make Qualified Low-Income Community Investments (“QLICI”), and is managed and partially owned (0.01%) by St. Louis Development Corporation, a not-for-profit corporation organized in Missouri. St. Louis Development Corporation paid $1,000 in consideration for its 0.01% interest in the CDE. St. Louis New Market Tax Credit Fund II, LLC, upon receipt of its equity funding, contemporaneously issued a QLICI to AutovaxID, evidenced by a $7.7 million Subordinated Promissory Note dated as of December 8, 2006 and described in more detail below.

Other salient terms and conditions of Transaction II are as follows:

•

Under a License and Asset Purchase Agreement dated as of December 8, 2006, Biovest granted a nonexclusive license to the intellectual property enabling AutovaxID to manufacture and sell automated cell culture instruments in the United States, Canada and Mexico (the “License”), which license became exclusive upon the occupancy by AutovaxID of a space located at 1031 Macklind Avenue, St. Louis, Missouri (the “New Plant”) in June 2007. As full purchase price for the License and related business opportunity, AutovaxID paid Biovest $5.6 million. Biovest also agreed to sell AutovaxID certain equipment upon the occupancy by AutovaxID of the New Plant for the fair market value of $0.5 million.

•

The CDE Loan has a principal amount of $7.7 million and matures on December 8, 2036. Pursuant to a call right, for a period of six months starting on December 8, 2013, the CDE will have the right to call for the repayment of the CDE Loan in the amount of $5.7 million, in full satisfaction of the principal on the CDE Loan. Interest on the outstanding principal amount of the CDE Loan shall accrue at the rate of 5.82% per annum, non-compounding and shall be payable in arrears on an annual basis commencing on January 2, 2007 and continuing until maturity. The CDE Loan is guaranteed by Biovest.

•

The CDE Loan is secured by second lien on all assets of AutovaxID for the benefit of the CDE pursuant to a Second-Lien Security Agreement between AutovaxID and the CDE dated as of December 8, 2006. Laurus has a senior lien on the assets of AutovaxID through the security agreement from Biovest to Laurus, which AutovaxID joined by way of a Joinder Agreement.

•

The CDE Loan shall be due and payable by AutovaxID in full on the maturity date of the CDE Loan. However, if the CDE exercises its call right pursuant to the CDE Loan, then the CDE Loan becomes due and payable on the date of such call for the amount of $5.7 million, in full satisfaction of the principal on the CDE Loan, together with all accrued but unpaid interest.

•

AutovaxID does not have the right to prepay the CDE Loan prior to June 8, 2014. AutovaxID does have the right to prepay the CDE Loan after this date, provided that (i) it prepays the entire CDE Loan amount, (ii) the CDE consents to such prepayment and USBCIC and the managing member of the CDE agree on the reinvestment of such proceeds in an alternative investment that would qualify as a QLICI and (iii) AutovaxID or the Individual Guarantors (as defined below) under the Tax Credit and Reimbursement and Indemnity Agreement pay to USBCIC the recapture amount so specified is such agreement.

•

All indebtedness owed by AutovaxID and its subsidiaries to the CDE, including its right to receive payments of principal and interest under the CDE Loan, is expressly subordinate to the extent set forth under the Telesis Subordination Agreement dated as of December 8, 2006 entered into by Laurus, the CDE, USBCIC, AutovaxID and Biovest.

•

The tax credits arising from this transaction were fully assigned to US Bancorp. The Company, its subsidiaries and certain related parties have entered into an indemnification agreement directly with US Bancorp that provides for indemnification in the event of tax credit recapture from events caused by the Company. AutovaxID, Inc., the Company’s wholly owned subsidiary, is contractually required to maintain the following covenants to avoid tax credit recapture: (i) AutovaxID shall maintain its status as a qualified active low-income business; (ii) At least fifty percent (50%) of the use of the tangible property of the AutovaxID (whether owned or leased) will be within the low-income community as defined by Section 45D(e) of the U.S. Tax Code; (iii) At least fifty percent (50%) of the services performed for AutovaxID by its employees will be within low-income community as defined by Section 45D(e) of the U.S. Tax Code; (iv) Less than five percent (5%) of the average of the unadjusted bases of the property of AutovaxID will be attributable to collectibles (as defined in Section 408(m)(2) of the Code, and which includes any work of art; any rug or antique; any metal or gem; any stamp or coin; and any alcoholic beverage) other than collectibles that are held primarily for sale to customers in the ordinary course of business; (v) Less than five percent (5%) of the average of the unadjusted bases of the property of AutovaxID will be attributable to nonqualified financial property (as defined in Section 1397C(e) of the Code and in Section 1.45D-1(d)(4)(i)(E) of the Regulations, and which includes debt, stock, partnership interests, options, futures contracts, forward contracts, warrants, notional principal contracts, annuities and other similar property); (vi) No part of the business activities of AutovaxID will consist of the operation of any private or commercial golf course, country club, massage parlor, hot tub facility, or suntan facility, race track or other facility used for gambling, or store the principal business of which is the sale of alcoholic beverages for consumption off premises; (vii) No part of AutovaxID’s business activities will include the rental to others of residential rental property (the term “residential rental property” is defined in Section 168(e)(2)(A) of the Code as meaning any building or structure if eighty percent (80%) or more of the gross rental income from such building or structure for the taxable year is rental income from dwelling units); (viii) The predominant trade or business of AutovaxID will not include the development or holding of intangibles for sale or license, as provided under Section 1.45D-1(d)(5)(iii) of the Regulations; (ix) Farming (within the meaning of Section 2032A(e)(5)(A) or (B) of the Code) will not be an activity of AutovaxID; (x) AutovaxID will generate revenues by the date of December 8, 2009;

(xi)AutovaxID shall not discontinue conducting business, shall not materially change the nature of its business, and shall not materially change the manner in which its business activities are conducted, other than changes in the nature of its business or the manner in which it conducts its business that do not cause the making of the Loan by the Lender to cease to constitute a “qualified low-income community investment” as such term is used in Section 45D of the Code (as determined by the Lender in its good faith judgment and based upon the advice of counsel); (xii) AutovaxID will not be a bank, credit union or other financial institution; (xiii) AutovaxID will not maintain a qualified low-income building under Section 42 of the Code; (xiv) AutovaxID will not become a single-member entity treated as disregarded as separate from its owner for federal income tax purposes, nor be liquidated or merged into another entity without the written consent of St. Louis New Market Tax Credit Fund II, LLC; and (xv) AutovaxID and Biovest will operate consistently with the License and Asset Purchase Agreement between AutovaxID and Biovest, and will not amend such agreement without prior written consent of St. Louis New Market Tax Credit Fund II, LLC. An example of an event that would not cause a recapture is changes in the Internal Revenue Code that results in such recapture. The total indemnification amount could be $3.12 million (representing 39% of the $8.0 million qualified investment). However, in accordance with Financial Interpretation 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of the Indebtedness of Others, the conditions and events that could result in recapture are within the Company’s control. Therefore, this potential liability is not reflected in the financial statements.

•

In connection with the NMTC financing, the Company and U.S. Bancorp entered into a put option wherein US Bancorp will have the right to put its investment in the Fund to the Company’s subsidiary, Biolender II starting on December 9, 2013 and ending three months thereafter at a price of $120,000. Furthermore, under a Purchase Option Agreement, for a three month period after the expiration of the put option and to the extent that the put option was not exercised, Biolender II will have the option to purchase U.S. Bancorp’s equity interests in the Leverage Fund based on the fair market value of the equity interests at that time. The Company has concluded that this contract constitutes a derivative liability that requires accounting recognition at fair value. The Company utilized a probability-based, discounted cash flow approach to value the put. In applying this technique, the Company, on the inception date, concluded that it was probable that US Bancorp would exercise their contractual right to put the investment. Accordingly, the valuation technique provided for the recognition of the full put amount ($120,000) at the present value of its cash flows, using market interest rates that would likely be considered by market participants trading similar instruments. The present value associated with the put option and included in the derivative liability in the June 30, 2007 balance sheet is approximately $59,000.

•

The Company, its subsidiaries and certain related parties have entered into a guarantee arrangement with St. Louis New Markets Tax Credit Fund II, LLC for the debt service of AutovaxID. The Company issued warrants to purchase 2.6 million shares of common stock to the related parties as compensation for their guarantees. The guarantees were treated in a manner similar to contributed service and their fair value of $1.4 million was charged to expense upon issuance. The Company also indemnified the guarantors from any claims of any kind to the extent that the guarantors are called upon to pledge funds, assets or collateral in connection with the guarantee being executed.

•

Various legal and accounting fees of $764,000 involved in structuring this transaction were recorded as deferred financing costs and prepaid expenses and will be amortized over a period of seven and one half years, representing the duration of the note issued by AutovaxID Investment, LLC and payable to Biolender II, LLC.

16. Variable Interest Entities:

Accounting for the NMTC financing arrangement:

The Company evaluated the structure of the NMTC financing arrangements and entities so involved under the context of FIN46. FIN46 provides a framework for determining whether certain entities should be consolidated (irrespective of equity ownership) based upon a variable interests model. This model determines the control and consolidation based upon potential variability in gains and losses of the entity being evaluated for consolidation. Generally, a variable interest holder that absorbs a majority of the entity’s expected losses, if they occur, receives a majority of the entity’s expected residual return, if they occur, or both is identified as the primary beneficiary for consolidation purposes.

The Company concluded that Biovax Investment, LLC, Telesis CDE Two, LLC, Autovax Investment, LLC and St. Louis New Market Tax Credit Fund II, LLC met the definition of variable interest entity. However, for the Company to be required to apply the provisions of the Interpretation, it must have a variable interest in the entity. Variable interests in a variable interest entity are contractual, ownership or other monetary interests in an entity that change with changes in the value of the net assets of the entity. The following tables illustrate the variable interests have been identified in each of the entities considered by the Company and the related holder:

New Market Tax Credit Transaction I:

Variable Interest Holder	Variable Interests Biovax Investment, LLC	Variable Interests Telesis CDE Two, LLC

Biovest and its Related Parties	Senior beneficial interest Guaranty Agreement Indemnification Agreement Put (VIE Equity) Call (VIE Equity)	Senior beneficial interest Guarantee Agreement

Biovax Investment, LLC		VIE Equity (99.9%)

US Bancorp	VIE Equity (99.9%)	Tax Credit Rights

Biovax Investment Corp.	VIE Equity (0.01%)

Telesis CDE, Corp		VIE Equity (0.01%)

New Market Tax Credit Transaction II:

Variable Interest Holder	Variable Interests AutovaxID Investment, LLC	Variable Interests St. Louis NMTC Fund II, LLC

Biovest and its Related Parties	Senior beneficial interest Guaranty Agreement Indemnification Agreement Put (VIE Equity) Call (VIE Equity)	Senior beneficial interest Guarantee Agreement

AutovaxID Investment, LLC		VIE Equity (99.9%)

US Bancorp	VIE Equity (100%)	Tax Credit Rights

St. Louis Development Corporation		VIE Equity (0.01%)

The above table illustrates the weight of the variable interests that are held by the Company. In addition, in performing quantitative valuation, the Company afforded significant weight to the guarantee agreements, indemnifications and put features, the preponderance of which limit the equity investor’s risk of loss on the venture. In evaluating both qualitative and quantitative considerations, the Company has concluded that its variable interests in the entity absorb most of the entities’ losses and should, therefore, consolidate the entities under the scope of FIN46.

Assets of $20.2 million and liabilities of $14.8 million of the variable interest entities identified above, are limited to the instruments referred to in the description of the NMTC financing arrangement above. In accordance with consolidation principles, these assets and liabilities are eliminated in consolidation leaving the non-controlling interests of US Bancorp, Telesis CDE Corp, Biovax Investment Corp, and St. Louis Development Corporation, reflected on the Company’s June 30, 2007 condensed consolidated balance sheet as non controlling interests in variable interest entities.

The Company’s $590,000 non-controlling interest in losses from variable interest entities on it consolidated statement of operations for the nine months ended June 30, 2007 consists of the following:

Variable Interest Entity	Net (Income)/Loss
Biovax Investment LLC	$585,000
Telesis CDE Two, LLC	(9,000)
AutovaxID Investment, LLC	250,000
St. Louis NMTC Fund II, LLC	(236,000)

$590,000